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                              May 27, 2020

       Jay R. Venkatesan
       Chief Executive Officer
       Angion Biomedica Corp.
       456 Montgomery Street, Suite 1200
       San Francisco, CA 94104

                                                        Re: Angion Biomedica
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 13,
2020
                                                            CIK No. 0001601485

       Dear Dr. Venkatesan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Capitalization, page 79

   1.                                                   Please revise to
include the convertible promissory notes balance in your
                                                        total capitalization
balance. Also it appears that the convertible promissory notes balance and the total number of
shares issued and outstanding presented here do not agree with the corresponding balances
on your consolidated balance sheet at page F-3.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Contractual Obligations and Commitments, page 98

   2. Please revise the table to include the intended balances for the convertible promissory notes. Please also
revise to correct the total balances.
 Jay R. Venkatesan
Angion Biomedica Corp.
May 27, 2020
Page 2

       You may contact Terence O'Brien at (202) 551-3355 or Li Xiao at (202) 551-4391 if you
have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-3666 with any other questions.



                                                         Sincerely,
FirstName LastNameJay R. Venkatesan
                                                         Division of
Corporation Finance
Comapany NameAngion Biomedica Corp.
                                                         Office of Life
Sciences
May 27, 2020 Page 2
cc:       Miles P. Jennings, Esq.
FirstName LastName